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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Industrial Applications and Services
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Lauren Nguyen

Juan Grana

Michael Fay

Tayyaba Shafique

Re:	Caris Life Sciences, Inc. Amendment No. 4 to Draft Registration Statement on Form S-1

Submitted April 4, 2025

CIK No. 0002019410

Ladies and Gentlemen:

On behalf of our client, Caris Life Sciences, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter, dated April 16, 2025 (the “Comment Letter”), regarding the Company’s Amendment No. 4 to Draft Registration Statement on Form S-1, as submitted to the Staff on April 4, 2025.

Concurrently with this letter, the Company is confidentially submitting Amendment No. 5 to the Draft Registration Statement (“Amendment No. 5”), which has been revised to reflect the Company’s responses to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 5 and all references to page numbers in such responses are to page numbers in Amendment No. 5.

May 7, 2025

Amendment No. 4 to Draft Registration Statement on Form S-1

Risk Factors

We have been, are currently, and in the future may be the subject of government investigations, claims, audits, whistleblower and payer..., page 57

1.	We note your disclosure that “in March 2025, the Company received a CID from the DOJ in connection with an investigation under the False Claims Act regarding the Company's compliance with Medicare's date of service rule (also referred to as the 14- day rule).” Please revise to provide additional background regarding the CID, the scope of the investigation and your compliance with Medicare's date of service rule.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 59 and 212.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Molecular Profiling Services Revenue, page 117

2.	We note the many references in your filing to over 45 NCI-designated comprehensive cancer centers being members of the Caris POA and these centers appear to be “key opinion leaders.” We note here the increased market acceptance by ordering physicians. Please tell us the number of NCI-designated comprehensive cancer centers that have ordering physicians, for each period presented, and the consideration you have given to discussing this and any related information pursuant to Item 303 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that (i) 44 of the 45 NCI-designated cancer centers had ordering physicians for the year ended December 31, 2024 and the three months ended March 31, 2025 and 2024, and (ii) 41 of the 42 NCI-designated cancer centers that were members of the Caris POA during 2023 had ordering physicians during the year ended December 31, 2023. The Company also respectfully advises the Staff that the Caris POA is a network focused on research and collaboration activities and, while it is an important avenue through which the Company engages and communicates with leading cancer centers and key opinion leaders, the Company does not actively monitor or use the portion of Caris POA members (including those that are NCI-designated cancer centers) that have ordering physicians to assess, measure, or forecast operating results. As such, the Company does not believe this information is of the type required or requested by Item 303 of Regulation S-K.

Business

Our Strategies, page 146

3.	We note your disclosure on page 147 that “[you] are currently using an AI/ML approach and data and slides images from more than 10,000 breast cancer patients to develop ESPai, a new algorithm to predict the risk of recurrence for early stage breast cancer patients.” Please revise to clarify the current stage of development of ESPai, and explain how you source the data and slide images from more than 10,000 breast cancer patients.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 157, and 189.

May 7, 2025

Caris Strategic Data, page 170

4.	We note your disclosure on page 172 regarding a study that you recently published, which “demonstrated the power of [y]our real-world clinical and genomic dataset, augmented through agreements with external providers of clinical outcomes data, to drive clinical insight”. Please revise to provide additional detail regarding the study including: the date(s) and location(s) of the study; how participants were selected; how results were measured; key assumptions; and whether statistical significance was demonstrated, including supporting p-values, as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 183 and 184.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili, Esq.
of LATHAM & WATKINS LLP

cc:	(via email)

David D. Halbert, D.Sc. (h.c.), Chairman, Founder, and Chief Executive Officer, Caris Life Sciences, Inc.

Brian J. Brille, Vice Chairman and Executive Vice President, Caris Life Sciences, Inc.

Luke Power, Senior Vice President, Chief Financial Officer, and Chief Accounting Officer, Caris Life Sciences, Inc.

J. Russel Denton, Esq., Senior Vice President, General Counsel, and Secretary, Caris Life Sciences, Inc.

Alison Haggerty, Esq., Latham & Watkins LLP

Eric Blanchard, Esq., Cooley LLP

Divakar Gupta, Esq., Cooley LLP

Charles S. Kim, Esq., Cooley LLP

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